SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC.

EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS

PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibit as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2004 and December 31, 2003

•	Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2004

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT

SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule

Year	ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

  Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

May 26, 2005

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$1,805,324,414	$1,486,070,012
Investments, at contract value	435,641,704	442,425,819

Total investments	2,240,966,118	1,928,495,831

Receivables:
Due from Marriott International, Inc. for Company contribution	64,400,893	58,267,748
Receivables from sale of investments	8,357,874	15,892,633
Accrued interest and dividends	2,715,109	3,490,998

Total receivables	75,473,876	77,651,379

Total assets	2,316,439,994	2,006,147,210

Liabilities
Accounts payable on investments purchased	9,017,322	30,919,127
Custodian and advisor fees payable	987,247	1,158,732
Other	480,975	203,475

Total liabilities	10,485,544	32,281,334

Net assets available for benefits	$2,305,954,450	$1,973,865,876

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Dividends	$22,469,317
Interest	33,785,908
Net realized and unrealized appreciation in fair value of investments	236,879,631
Less investment expense	(3,102,478)

Total net investment income	290,032,378

Participant contributions	120,129,004
Employer contributions	65,365,576

Total additions	475,526,958

Deductions
Benefits paid to participants	140,627,809
Administrative expenses	2,810,575

Total deductions	143,438,384

Net increase	332,088,574
Net assets available for benefits at beginning of year	1,973,865,876

Net assets available for benefits at end of year	$2,305,954,450

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Marriott International, Inc. (the Company) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Company’s contribution to the Plan is based on a fixed match of 100% on the first 3% of annual compensation contributed, and 50% on the next 3% of annual compensation contributed. In general, Company contributions are allocated among active participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

Additional Company contributions of a fixed dollar amount per workweek are made on behalf of certain associate groups at specified locations. These contributions are limited to non-highly compensated associates who are otherwise eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses. Allocations are based on participant compensation contributed or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service, with participants becoming fully vested, regardless of the years of service, upon divestiture of unit (place of work), death, termination of employment due to permanent disability, or attainment of age 55 for salaried participants or age 45 for most hourly participants.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 5.0% to 10.50%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants are limited to one outstanding loan. As of December 31, 2004 and 2003, participant loans totaled $46,461,001 and $40,821,794, respectively, and are recorded in investments, at fair value on the Statement of Net Assets Available for Benefits.

Payment of Benefits

A participant with an account balance of $5,000 or less must take a lump sum distribution. A participant with an account balance greater than $5,000 can elect to receive either a lump sum amount or installment payments equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses. As of December 31, 2004 and 2003, forfeiture credit balances of $371,510 and $190,164, respectively, were available to pay plan expenses.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are corporate officers of the Company, (ii) a trustee who is a corporate officer of the Company, and (iii) a Plan administrator, who is an employee of the Company. The trustees and their investment advisors and investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition

Investments are stated at fair value except for the Plan’s investments in guaranteed investment contracts (GICs) with fully benefit responsive features, which are valued at contract value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common/collective trusts are valued at estimated fair value as determined by the sponsor of the fund, which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximates fair value.

The Company Stock Fund (Stock Fund) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Vanguard Money Market Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2004, 21,708,927 units were outstanding with a value of $20.6229 per unit (22,042,332 units were outstanding with a value of $15.0683 per unit at December 31, 2003).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The following presents the fair value of individual investments that represent 5% or more of the Plan’s net assets:

	December 31
	2004	2003
Marriott International, Inc. common stock	$444,098,684	$328,882,600
Dodge & Cox Stock Fund	130,417,309	—	*

* Investment is less than 5% of the Plan’s net assets for the period presented.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

Investments at fair value as determined by quoted market prices:
Mutual funds	$46,953,754
Other common stock (including foreign common stock)	66,330,476
Corporate bonds, notes and other obligations	(383,825)
U.S. Government obligations	(1,942,005)
Marriott International, Inc. common stock	119,255,585

230,213,985
Investments at estimated fair value:
Common/collective trusts	6,665,646

$236,879,631

4. Party-in-Interest

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 7,051,424 and 7,118,671 shares of common stock of the Company as of December 31, 2004 and 2003, respectively. Dividends on Marriott International, Inc. common stock approximated $2,360,190 and $2,100,397 for the years ended December 31, 2004 and 2003, respectively.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

4. Party-in-Interest (continued)

Certain investments are managed by T. Rowe Price Stable Asset Management and T. Rowe Price Associates, Inc., entities, that are related to the Plan’s custodian (T. Rowe Price Trust Company) and the Plan record-keeper (T. Rowe Price Retirement Plan Services, Inc.). Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for the investment management services amounted to approximately $1,444,428 and $1,118,000 for T. Rowe Price Stable Asset Management and T. Rowe Price Associates, Inc. for the years ended December 31, 2004 and 2003, respectively.

5. Guaranteed Investment Contracts

The Plan is invested in certain investment contracts with insurance companies. The investment manager of these investment contracts is T. Rowe Price as of December 31, 2004. Prior to December 2004, Primco was the investment manager for a portion of these investment contracts. The investment contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Plan invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2004 and 2003 was $479,860,905 and $460,409,116, respectively.

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

5. Guaranteed Investment Contracts (continued)

The Plan owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Plan. The value of the wrapper contracts is the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to these assets.

The average yield was approximately 4.93% and 4.72% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rate at December 31, 2004 and 2003 ranged from 3.6% to 7.0% and 3.2% to 7.7%, respectively. Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. However, upon the occurrence of certain events (none of which are currently known to have occurred, nor are any such events contemplated by management of the Plan), market value of the investment in the GICs (if lower than its book value) may be repaid.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan filed an application for a determination letter from the Internal Revenue Service, requesting a determination on all significant amendments subsequent to the most recent determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax-exempt.

7. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits as reported in financial statements	$2,305,954,450	$1,973,865,876
Less distributions payable to terminated employees	18,663	352,071

Net assets available for benefits as reported in Form 5500	$2,305,935,787	$1,973,513,805

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants as reported in the financial statements	$140,627,809
Add: Amounts allocated to withdrawing participants at year-end	18,663
Less: Amounts allocated to withdrawing participants at prior year-end	352,071

Benefits paid to participants as reported in the Form 5500	$140,294,401

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

Supplemental Schedule

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Mid Cap Growth Fund
BONY SHORT TERM INVESTMENT FUND*	STIF	**	$352,919
ABGENIX INC	Common Stock	**	248,160
ADOBE SYSTEMS	Common Stock	**	671,318
ADTRAN INC	Common Stock	**	323,466
ALKERMES INC	Common Stock	**	346,614
ALLIANT TECHSYSTEMS INC	Common Stock	**	1,542,968
AMERICAN STANDARD COS	Common Stock	**	1,061,924
AMERISOURCEBERGEN CORP	Common Stock	**	1,044,504
AMERITRADE HLDNG	Common Stock	**	1,249,938
AMIS HOLDINGS INC	Common Stock	**	502,208
AMYLIN PHARMACEUTICALS	Common Stock	**	348,064
ANDRX GROUP	Common Stock	**	552,299
APOLLO GROUP INC - CL A	Common Stock	**	524,615
ASSURANT INC	Common Stock	**	1,304,485
AXIS CAPITAL HOLDINGS LTD	Common Stock	**	558,144
BARR PHARMACEUTICALS INC	Common Stock	**	1,211,364
BAUSCH & LOMB INC	Common Stock	**	309,408
BEST BUY COMPANY INC	Common Stock	**	1,111,154
BJ SERVICES CO.	Common Stock	**	1,624,246
BRUNSWICK CORP	Common Stock	**	1,623,600
C.H. ROBINSON WORLDWIDE	Common Stock	**	805,040
CACI INTERNATIONAL CL A	Common Stock	**	878,877
CADENCE DESIGN SYS INC	Common Stock	**	1,035,750
CAPITALSOURCE INC	Common Stock	**	954,924
CATALINA MARKETING CORP	Common Stock	**	616,304
CDW CORPORATION	Common Stock	**	1,174,395
CEPHALON INC	Common Stock	**	1,200,768
CERTEGY INC	Common Stock	**	1,371,458
CHECKFREE CORP.	Common Stock	**	872,032
CHEESECAKE FACTORY	Common Stock	**	858,832
CHOICE POINT INC	Common Stock	**	2,005,164
CITADEL BROABCASTING CORP	Common Stock	**	1,396,334
CITRIX SYSTEMS INC	Common Stock	**	144,727
CNET NETWORKS INC	Common Stock	**	650,217
COGNOS INC	Common Stock	**	352,480
COMMUNITY HEALTH SYSTEMS	Common Stock	**	680,272
COMVERSE TECHNOLOGY INC	Common Stock	**	520,785

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Mid Cap Growth Fund (continued)
COTT CORP	Common Stock	**	$858,131
COVENTRY HEALTH CARE INC	Common Stock	**	567,956
COX RADIO INC	Common Stock	**	456,496
CROWN CASTLE INT. CORP.	Common Stock	**	966,784
DANAHER CORP	Common Stock	**	1,159,682
DAVITA INC.	Common Stock	**	422,971
DIAMOND OFFSHORE DRILLING	Common Stock	**	1,077,345
DIEBOLD INC.	Common Stock	**	1,014,286
DOLLAR TREE STORES INC	Common Stock	**	453,144
DST SYSTEMS INC.	Common Stock	**	1,547,964
EATON VANCE CORP	Common Stock	**	1,063,860
EDUCATION MANAGEMENT CORP	Common Stock	**	759,230
EDWARDS LIFESCIENCES CORP	Common Stock	**	866,460
ELAN CORP PLC ADR	Common Stock	**	934,675
ENTERCOM COMMUNICATIONS	Common Stock	**	760,868
EOG RESOURCES INC.	Common Stock	**	991,904
EXPEDITORS INTL WASH INC	Common Stock	**	592,328
EYETECH PHARMACEUTICALS	Common Stock	**	464,100
FAIRMONT HOTELS & RESORTS	Common Stock	**	1,475,664
FAMILY DOLLAR STORES	Common Stock	**	1,258,569
FISERV INC	Common Stock	**	735,477
FLEXTRONICS INTL LTD	Common Stock	**	884,480
FLIR SYSTEMS	Common Stock	**	886,681
FMC TECHNOLOGIES INC	Common Stock	**	949,900
FEDERATED INVESTORS INC-B	Common Stock	**	498,560
GARMIN LTD	Common Stock	**	1,082,952
GEN-PROBE	Common Stock	**	434,016
GENTEX CORP	Common Stock	**	1,262,382
GETTY IMAGES INC	Common Stock	**	364,905
GILEAD SCIENCES INC	Common Stock	**	1,210,654
GLOBAL PAYMENTS INC	Common Stock	**	924,932
HARRIS CORP	Common Stock	**	1,791,910
HEALTH MGT ASSOC.	Common Stock	**	1,088,288
HEWITT ASSOCIA-A	Common Stock	**	681,813
HUMAN GENOME SCIENCES INC	Common Stock	**	301,702
IAC/INTERACTIVECORP	Common Stock	**	510,970
IMCLONE SYSTEMS	Common Stock	**	327,168
INAMED CORP	Common Stock	**	271,975
INTEGRATED CIRCUIT SYSTEM	Common Stock	**	554,380
INTERSIL CORPORATION	Common Stock	**	897,264

Marriott Mid Cap Growth Fund (continued)
INTUIT INC	Common Stock	**	$374,085
INVESTORS FINANCIAL SVCS	Common Stock	**	599,760
INVITROGEN CORP.	Common Stock	**	678,013

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
IRON MOUNTAIN INC	Common Stock	**	1,277,531
ITT INDUSTRIES INC.	Common Stock	**	1,148,520
IVAX CORP	Common Stock	**	947,223
JABIL CIRCUIT INC.	Common Stock	**	900,416
JACK HENRY & ASSOCIATES	Common Stock	**	545,534
JET BLUE AIRWAYS CORP	Common Stock	**	745,362
JUNIPER NETWORKS INC	Common Stock	**	587,304
KINETIC CONCEPTS	Common Stock	**	1,381,030
LABORATORY CORP OF AMER	Common Stock	**	1,409,906
LEGG MASON INC.	Common Stock	**	945,054
LEXMARK INTERNATIONAL INC	Common Stock	**	221,000
MANOR CARE INC.	Common Stock	**	1,509,318
MANPOWER INC.	Common Stock	**	1,424,850
MCAFEE INC.	Common Stock	**	1,643,224
MEDIMMUNE, INC.	Common Stock	**	1,903,122
MERCURY INTERACTIVE CORP.	Common Stock	**	829,010
MICROCHIP TECHNOLOGY INC	Common Stock	**	973,090
MONEYGRAM INTL INC	Common Stock	**	953,414
MONSTER WORLDWIDE INC	Common Stock	**	928,464
MSC INDUSTRIAL DIRECT CO	Common Stock	**	212,282
MURPHY OIL CORP	Common Stock	**	1,391,785
NAVTEQ CORP	Common Stock	**	1,186,816
NEUROCRINE BIOSCIENCES	Common Stock	**	640,900
NEWMONT MINING CORP	Common Stock	**	954,815
NEXTEL COMMUNICATIONS	Common Stock	**	573,000
NEXTEL PARTNERS INC -CL A	Common Stock	**	1,033,666
NOVELLUS SYSTEMS INC	Common Stock	**	970,572
NUCOR CORP	Common Stock	**	1,172,416
OMNICARE INC.	Common Stock	**	1,789,854
O’REILLY AUTOMOTIVE INC	Common Stock	**	788,375
OSHKOSH TRUCK CORP-CL B	Common Stock	**	1,196,650
P.F.CHANGS CHINA BISTRO	Common Stock	**	602,945
PETSMART INC.	Common Stock	**	1,296,845
PMC - SIERRA INC.	Common Stock	**	486,000
POTASH CORP OF SASK.	Common Stock	**	1,503,386
PRINCIPLE FINANCIAL GRP	Common Stock	**	921,150
PROTECTIVE LIFE CORP.	Common Stock	**	747,075

Marriott Mid Cap Growth Fund (continued)
PROTEIN DESIGN LABS INC	Common Stock	**	$382,210
QLOGIC CORP	Common Stock	**	888,866
RADIAN GROUP INC.	Common Stock	**	750,684
RED HAT INC	Common Stock	**	538,005
ROBERT HALF INTL INC	Common Stock	**	703,377
ROCKWELL COLLINS	Common Stock	**	1,703,807
ROGERS COMMUNICATIONS B	Common Stock	**	1,189,825
ROPER INDUSTRIES INC.	Common Stock	**	1,707,637

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
ROSS STORES INC	Common Stock	**	944,049
SCHOLASTIC CORP.	Common Stock	**	665,280
SEMTECH CORP	Common Stock	**	538,002
SEPRACOR INC	Common Stock	**	504,645
SHOPPERS DRUG MART CORP.	Common Stock	**	544,360
SILICON VALLEY BANCSHARES	Common Stock	**	286,848
SMITH INTERNATIONAL INC	Common Stock	**	1,240,547
SOUTHWEST AIRLINES	Common Stock	**	1,022,384
SUNGARD DATA SYSTEMS	Common Stock	**	555,268
T ROWE RESERVE INV FUND*	Mutual Fund	**	1,910,510
TARO PHARMACEUTICAL IND	Common Stock	**	435,584
TELEFLEX INC	Common Stock	**	753,130
TELUS CORP	Common Stock	**	849,461
VALEANT PHARMACEUTICALS	Common Stock	**	919,615
VARIAN MEDICAL SYSTEMS	Common Stock	**	255,116
VERISIGN INC	Common Stock	**	1,578,792
VERITAS SOFTWARE CORP	Common Stock	**	179,865
VERTEX PHARMACEUTICALS	Common Stock	**	252,623
VIAD CORP-W/I	Common Stock	**	388,889
WADDELL REED FINANCIAL-A	Common Stock	**	1,084,605
WATERS CORP COMMON STOCK	Common Stock	**	701,850
WESTERN GAS RESOURCE INC	Common Stock	**	745,875
WESTERN WIRELESS-CL A	Common Stock	**	1,098,750
WHOLE FOODS MARKET INC	Common Stock	**	1,163,270
WILLIAMS-SONOMA INC	Common Stock	**	746,352
WILLIS GROUP HLDNGS LTD	Common Stock	**	942,793
XILINX INC	Common Stock	**	954,730
XM SATELLITE RADIO HOLD	Common Stock	**	564,300
XTO ENERGY INC	Common Stock	**	1,217,957

			$135,686,206

Marriott Small Cap Equity Fund
BONY SHORT TERM INVESTMENT FUND*	STIF	**	$2,496,065
AMERICAN GREETINGS CL - A	Common Stock	**	590,655
ANDREW CORP	Common Stock	**	545,200
ANIXTER INTL INC	Common Stock	**	716,201
BOB EVANS FARMS	Common Stock	**	478,362
BRADY CORPORATION-CL A	Common Stock	**	1,038,662
CAESARS ENTERTAINMENT INC	Common Stock	**	910,328
CERTEGY INC	Common Stock	**	60,401
CHITTENDEN CORP	Common Stock	**	336,141
DEVRY INC	Common Stock	**	184,016
ENERGIZER HOLDINGS INC.	Common Stock	**	775,164
GENERAL BINDING CORP	Common Stock	**	236,520
GRACO INC	Common Stock	**	272,655
GREATER BAY BANCORP	Common Stock	**	387,532
HASBRO INC.	Common Stock	**	718,998

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
HCC INSURANCE HOLDINGS	Common Stock	**	864,432
HORACE MANN EDUCATORS	Common Stock	**	496,080
IDEX CORP	Common Stock	**	1,063,125
INTERFACE INC	Common Stock	**	312,061
INVACARE CORP	Common Stock	**	823,428
JANUS CAPITAL GROUP INC.	Common Stock	**	872,439
JM SMUCKER CO. NEW	Common Stock	**	555,426
JONES LANG LASALLE INC	Common Stock	**	763,164
JOURNAL REGISTER CO	Common Stock	**	334,409
LEE ENTERPRISES INC	Common Stock	**	847,872
LIBBEY INC	Common Stock	**	264,299
LITTELFUSE INC	Common Stock	**	215,208
LONG DRUG STORES CORP	Common Stock	**	228,831
MARKEL CORP	Common Stock	**	1,092,000
MATTHEWS INTL CORP - CL A	Common Stock	**	404,800
MCCORMICK & CO NON-VTG SH	Common Stock	**	497,940
MILLER (HERMAN) INC	Common Stock	**	654,831
NEIMAN MARCUS GRP INC - A	Common Stock	**	944,328
RADIO ONE INC. CL D W/I	Common Stock	**	433,628
ROYCE TOTAL RETURN - FIN	Mutual Fund	**	70,517,467
S & T BANCORP	Common Stock	**	192,219
SERVICEMASTER COMPANY	Common Stock	**	746,039
STEELCASE INC-CL A	Common Stock	**	510,696
SYBRON DENTAL SPECIALTIES	Common Stock	**	452,864
VALASSIS COMM INC	Common Stock	**	833,238
WADDELL REED FINANCIAL-A	Common Stock	**	731,034

			$95,398,758

Marriott Large Cap Equity Fund
BONY SHORT TERM INVESTMENT FUND*	Common Stock	**	$6,384,803
ABBOTT LABORATORIES	Common Stock	**	1,030,965
ACCENTURE LTD CL A	Common Stock	**	270,000
ADOBE SYSTEMS	Common Stock	**	1,524,582
AKZO NOBEL NV-SPON ADR	Common Stock	**	3,144,260
ALCOA INC	Common Stock	**	411,602
ALTRIA GROUP INC.	Common Stock	**	1,173,120
AMERADA HESS CORPORATION	Common Stock	**	1,243,938
AMERICAN ELECTRIC POWER	Common Stock	**	1,506,839
AMERICAN EXPRESS CO.	Common Stock	**	1,843,299
AMERICAN INT’L GROUP	Common Stock	**	2,715,455
AMERICAN POWER CONVERSION	Common Stock	**	100,580
AMGEN INC	Common Stock	**	2,168,270
ANALOG DEVICES INC (ADI)	Common Stock	**	1,015,300
APOLLO GROUP INC - CL A	Common Stock	**	960,449
AT&T CORP	Common Stock	**	3,751,008
AVAYA INC	Common Stock	**	863,440
BAKER HUGHES INC	Common Stock	**	1,685,465
BAKER HUGHES INC	Common Stock	**	1,565,989

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
BANK AMERICA CORP.	Common Stock	**	1,607,058
BANK OF NEW YORK CO INC	Common Stock	**	497,958
BECTON DICKINSON & CO.	Common Stock	**	1,096,240
BEST BUY COMPANY INC	Common Stock	**	1,185,429
BIOGEN IDEC, INC.	Common Stock	**	726,049
BIOMET INC.	Common Stock	**	672,545
BMC SOFTWARE INC.	Common Stock	**	734,700
BOSTON SCIENTIFIC CORP.	Common Stock	**	636,345
BRISTOL-MYERS SQUIBB CO	Common Stock	**	1,119,594
CAPITAL ONE	Common Stock	**	3,536,820
CARDINAL HEALTH INC	Common Stock	**	3,791,380
CARNIVAL CORPORATION	Common Stock	**	1,619,403
CHEVRONTEXACO CORPORATION	Common Stock	**	2,783,030
CHUBB CORP	Common Stock	**	1,445,720
CISCO SYSTEMS INC	Common Stock	**	2,121,070
CIT GROUP INC	Common Stock	**	1,580,790
CITIGROUP INC	Common Stock	**	5,084,869
CLEAR CHANNEL COMM.	Common Stock	**	1,188,895
COCA COLA	Common Stock	**	753,503
COMCAST CORP SPECIAL CL-A	Common Stock	**	1,136,264
COMCAST CORP. CL-A	Common Stock	**	4,746,893
COMPUTER SCIENCES CORP	Common Stock	**	2,395,725
COMPUWARE CORP	Common Stock	**	1,018,378

Marriott Large Cap Equity Fund (continued)
CONOCOPHILLIPS	Common Stock	**	$1,866,845
CVS CORP	Common Stock	**	446,193
DANAHER CORP	Common Stock	**	3,008,284
DEERE & CO	Common Stock	**	364,560
DELL INC.	Common Stock	**	3,029,866
DELPHI CORP	Common Stock	**	1,070,755
DILLARDS INC - CL A	Common Stock	**	591,140
DONNELLEY (R.R.) & SONS	Common Stock	**	1,235,150
DOW CHEMICALS	Common Stock	**	3,461,195
DUKE ENERGY CORP	Common Stock	**	2,330,360
E.W. SCRIPPS CO	Common Stock	**	849,728
EASTMAN KODAK COMPANY	Common Stock	**	387,000
EBAY INC	Common Stock	**	1,662,804
ELECTRONIC DATA SYS.	Common Stock	**	2,633,400
ENGELHARD CORP.	Common Stock	**	843,425
EQUITY OFFICE PROP TRST	Common Stock	**	2,242,240
EXXON MOBIL CORPORATION	Common Stock	**	1,908,820
FED NATL MTG ASSN	Common Stock	**	769,068
FEDEX CORPORATION	Common Stock	**	2,462,250
FIRST DATA CORP	Common Stock	**	1,359,238
FIRSTENERGY CORP.	Common Stock	**	691,425
FISERV INC	Common Stock	**	598,831

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FLUOR CORP. (NEW)	Common Stock	**	1,199,220
FOREST LABORATORIES	Common Stock	**	659,442
FRANKLIN RESOURCES INC	Common Stock	**	1,455,685
FREDDIE MAC	Common Stock	**	1,864,610
FREESCALE SEMI-A	Common Stock	**	356,400
FREESCALE SEMICONDUCTOR	Common Stock	**	122,645
GAP INC	Common Stock	**	865,920
GENENTECH INC	Common Stock	**	609,728
GENERAL DYNAMICS CORP	Common Stock	**	523,000
GENERAL ELECTRIC CO.	Common Stock	**	4,241,300
GENUINE PARTS COMPANY	Common Stock	**	1,916,610
GENWORTH FINL INC CL A	Common Stock	**	756,000
GILLETTE COMPANY	Common Stock	**	559,750
GLAXO WELLCOME ADR	Common Stock	**	1,753,430
GOLDEN WEST FINANCIAL COR	Common Stock	**	2,395,380
GOLDMAN SACHS GROUP INC	Common Stock	**	1,238,076
HARLEY-DAVIDSON	Common Stock	**	1,506,600
HARRFORD FINANCIAL SVC GP	Common Stock	**	1,164,408
HCA INC	Common Stock	**	3,656,340
HEWLETT PACKARD CO.	Common Stock	**	4,329,571

Marriott Large Cap Equity Fund (continued)
HOME DEPOT INC.	Common Stock	**	$2,340,015
HONDA MOTOR CO LTD-SP ADR	Common Stock	**	677,560
HONEYWELL INT’L INC.	Common Stock	**	729,446
IAC/INTERACTIVECORP	Common Stock	**	651,832
INTEL CORPORATION	Common Stock	**	1,478,248
INTERNATIONAL PAPER CO	Common Stock	**	798,000
INTERPUBLIC GROUP COS INC	Common Stock	**	20,100
INTL BUSINESS MACHINE	Common Stock	**	660,486
INTL GAME TECHNOLOGY	Common Stock	**	1,571,166
INTUIT INC	Common Stock	**	1,069,443
JOHNSON & JOHNSON	Common Stock	**	2,283,120
JPMORGAN CHASE & CO.	Common Stock	**	2,916,544
JUNIPER NETWORKS INC	Common Stock	**	339,875
KOHL’S CORPORATION	Common Stock	**	511,368
LEGG MASON INC.	Common Stock	**	1,333,332
LEXMARK INTERNATIONAL INC	Common Stock	**	892,500
LIBERTY MEDIA CORP	Common Stock	**	1,418,616
LILLY ELI & COMPANY	Common Stock	**	851,250
LOCKHEED MARTIN CORP	Common Stock	**	588,830
LOEWS CORP	Common Stock	**	1,982,460
LUBRIZOL CORP	Common Stock	**	394,402
MARSH & MCLENNAN COS	Common Stock	**	914,620
MASCO CORP	Common Stock	**	1,552,525
MATSUSHITA ELECTRIC ADR	Common Stock	**	1,637,100
MAXIM INTEGRATED PRODUCTS	Common Stock	**	1,716,795

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
MAY DEPARTMENT STORES	Common Stock	**	2,425,500
MBIA INC.	Common Stock	**	246,792
MCDONALDS CORP	Common Stock	**	3,718,960
MEDTRONIC INC	Common Stock	**	1,519,902
MELLON FINANCIAL CORP.	Common Stock	**	1,350,174
MERRILL LYNCH & CO	Common Stock	**	1,147,584
MICROSOFT CORPORATION	Common Stock	**	4,559,397
MORGAN STANLEY	Common Stock	**	821,696
MOTOROLA INC (MOT)	Common Stock	**	1,040,600
NCR CORPORATION	Common Stock	**	969,220
NEWS CORP INC CL-A W/I	Common Stock	**	3,657,360
NEXTEL COMMUNICATIONS	Common Stock	**	1,089,000
NOKIA CORP	Common Stock	**	385,482
NORTHERN TRUST CORP	Common Stock	**	884,156
NOVA CHEMICALS	Common Stock	**	846,670
OCCIDENTAL PETROLEUM CORP	Common Stock	**	1,184,708
OMNICOM GROUP	Common Stock	**	514,352

Marriott Large Cap Equity Fund (continued)
ORACLE CORPORATION	Common Stock	**	$589,960
PAYCHEX INC	Common Stock	**	361,248
PEPSICO INC	Common Stock	**	1,299,780
PFIZER INC	Common Stock	**	2,342,549
PFIZER INC	Common Stock	**	2,689,000
PITNEY BOWES INC	Common Stock	**	1,157,000
PROCTER & GAMBLE	Common Stock	**	1,531,224
QUALCOMM INC.	Common Stock	**	1,263,520
RIO TINTO PLC	Common Stock	**	2,086,175
ROHM & HAAS CO	Common Stock	**	1,415,360
ROYAL DUTCH PETRO-NY SHRS	Common Stock	**	2,237,820
SAFECO CORP	Common Stock	**	783,600
SCHERING PLOUGH (SGP)	Common Stock	**	3,012,984
SCHLUMBERGER LIMITED	Common Stock	**	622,635
SCHLUMBERGER LIMITED	Common Stock	**	1,961,635
SCHWAB (CHARLES) CORP	Common Stock	**	587,236
SCOTTISH POWER PLC-ADR	Common Stock	**	607,620
SLM CORP	Common Stock	**	1,414,835
SMITH INTERNATIONAL INC	Common Stock	**	1,066,436
SONY CORP - SPONS ADR	Common Stock	**	2,980,440
ST JUDE MEDICAL INC	Common Stock	**	398,335
ST PAUL TRAVELERS COS INC	Common Stock	**	2,428,085
ST PAUL TRAVELERS COS INC	Common Stock	**	706,221
STATE STREET CORP	Common Stock	**	2,401,968
STORAGE TECHNOLOGY CORP	Common Stock	**	708,064
STRYKER CORP	Common Stock	**	386,000
SYMANTEC CORP.	Common Stock	**	716,128
SYNGENTA AG	Common Stock	**	992,775

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
T ROWE RESERVE INV FUND*	Mutual Fund	**	174,293
TARGET CORPORATION	Common Stock	**	2,149,902
TELUS CORP	Common Stock	**	199,518
TELUS CORP NON-VOTING SHS	Common Stock	**	274,550
TEXAS INSTRUMENTS INC	Common Stock	**	819,846
THERMO ELECTRON CORP	Common Stock	**	1,071,745
TIME WARNER COS INC	Common Stock	**	3,654,720
TIME WARNER COS INC	Common Stock	**	1,447,308
TORCHMARK CORP	Common Stock	**	1,342,790
TYCO INTERNATIONAL INC.	Common Stock	**	3,145,120
UNILEVER NV - NY SHARES	Common Stock	**	2,501,625
UNION PACIFIC CORP	Common Stock	**	2,555,500
UNITED PARCEL SERVICE -B	Common Stock	**	1,786,114
UNITEDHEALTH GROUP INC.	Common Stock	**	4,612,772

Marriott Large Cap Equity Fund (continued)
UNOCAL CORPORATION	Common Stock	**	$1,911,208
UNUMPROVIDENT CORPORATION	Common Stock	**	1,031,550
US BANCORP	Common Stock	**	952,128
VANGUARD MONEY MARKET -MF	Mutual Fund	**	8,464,650
VERITAS SOFTWARE CORP	Common Stock	**	411,120
VF CORP	Common Stock	**	703,326
VIACOM INC	Common Stock	**	1,907,855
VODAFONE GROUP PLC. ADR	Common Stock	**	821,400
VODAFONE GROUP PLC. ADR	Common Stock	**	1,837,197
WACHOVIA CORP	Common Stock	**	2,961,380
WAL MART STORES INC	Common Stock	**	2,213,157
WASTE MANAGEMENT INC	Common Stock	**	589,818
WELLPOINT INC	Common Stock	**	1,736,500
WELLPOINT INC	Common Stock	**	2,277,000
WELLS FARGO & CO (NEW)	Common Stock	**	1,460,525
WELLS FARGO & CO (NEW)	Common Stock	**	1,373,515
WHIRLPOOL CORP	Common Stock	**	1,155,806
WYETH	Common Stock	**	1,618,420
WYETH	Common Stock	**	1,520,463
XEROX CORP	Common Stock	**	3,402,000
XILINX INC	Common Stock	**	910,255

			299,259,609

Marriott Large Cap Growth Fund
ADOBE SYSTEMS	Common Stock	**	1,599,870
AMAZON COM. INC	Common Stock	**	983,238
AMGEN INC	Common Stock	**	1,186,775
APOLLO GROUP INC - CL A	Common Stock	**	1,436,638
APPLIED MATERIALS INC	Common Stock	**	1,827,990
BJ SERVICES CO.	Common Stock	**	1,363,622
BMC SOFTWARE INC.	Common Stock	**	734,700

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
BOEING COMPANY	Common Stock	**	1,527,215
BOSTON SCIENTIFIC CORP.	Common Stock	**	1,830,825
CAPITAL ONE	Common Stock	**	2,484,195
CAREMARK RX, INC.	Common Stock	**	2,062,189
CENDANT CORP	Common Stock	**	1,996,652
CISCO SYSTEMS INC	Common Stock	**	1,619,270
CITIGROUP INC	Common Stock	**	1,565,850
COMCAST CORP SPECIAL CL-A	Common Stock	**	2,308,652
COMMERCE BANCORP INC/NJ	Common Stock	**	1,706,600
CORNING INC	Common Stock	**	2,192,751
EXXON MOBIL CORPORATION	Common Stock	**	1,835,108

Marriott Large Cap Growth Fund (continued)
FREDDIE MAC	Common Stock	**	$1,842,500
GLAXO WELLCOME ADR	Common Stock	**	1,753,430
GOLDMAN SACHS GROUP INC	Common Stock	**	1,414,944
HALLIBURTON COMPANY.	Common Stock	**	2,370,096
HERSHEY FOODS CORP	Common Stock	**	1,455,148
IAC/INTERACTIVECORP	Common Stock	**	1,320,236
JONES APPAREL GROUP INC	Common Stock	**	1,499,370
JUNIPER NETWORKS INC	Common Stock	**	1,155,575
LENNAR CORPORATION CL-A	Common Stock	**	1,638,052
MBNA CORP	Common Stock	**	1,581,459
MERCURY INTERACTIVE CORP.	Common Stock	**	1,676,240
MERRILL LYNCH & CO	Common Stock	**	1,811,031
MICROSOFT CORPORATION	Common Stock	**	1,348,855
MICRON TECHNOLOGY INC	Common Stock	**	1,238,705
MONSANTO COMPANY	Common Stock	**	2,099,790
MOTOROLA INC (MOT)	Common Stock	**	2,208,480
NIKE INC - CL B	Common Stock	**	1,623,351
T ROWE PRICE GROUP INC*	Common Stock	**	1,349,740
QUALCOMM INC.	Common Stock	**	1,301,680
ROCKWELL COLLINS	Common Stock	**	1,411,952
ST JUDE MEDICAL INC	Common Stock	**	2,851,240
TARGET CORPORATION	Common Stock	**	1,687,725
TERADYNE INC.	Common Stock	**	1,290,492
3M CO	Common Stock	**	1,559,330
TIME WARNER COS INC	Common Stock	**	2,109,240
VERITAS SOFTWARE CORP	Common Stock	**	1,378,965
TEVA PHARMACEUTICAL ADR	Common Stock	**	2,012,564
TYCO INTERNATIONAL INC.	Common Stock	**	2,712,666

			77,964,996

Marriott Balanced Fund
BONY SHORT TERM INVESTMENT FUND*	STIF	**	3,978,296
VANGUARD MONEY MARKET -MF	Mutual Fund	**	4,973,944
3M CO	Common Stock	**	1,362,362

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
3M CO	Common Stock	**	533,455
ACE LTD	Common Stock	**	1,423,575
AFLAC	Common Stock	**	191,232
AIR PRODUCTS & CHEMICALS	Common Stock	**	492,745
ALCOA INC	Common Stock	**	430,454
ALLSTATE CORP	Common Stock	**	439,620
ALTRIA GROUP INC.	Common Stock	**	1,979,640
AMER HOME P 3/15/2011	Corporate Bond	**	788,173

Marriott Balanced Fund (continued)
AMERADA HESS 6.65% 08/11	Corporate Bond	**	$82,476
AMERADA HESS CORP 10/1/29	Corporate Bond	**	265,367
AMERICAN EXPRESS CO.	Common Stock	**	1,285,236
AMERICAN INT’L GROUP	Common Stock	**	1,988,159
AMERICAN INT’L GROUP	Common Stock	**	2,272,182
AMERICAN STANDARD COS	Common Stock	**	502,038
AMGEN INC	Common Stock	**	1,680,730
APPLERA CORP-APPLIED BIO	Common Stock	**	271,830
ARKANSAS 9.75% 11/15/2014	Corporate Bond	**	659,450
AT&T CORP 11/15/31	Corporate Bond	**	902,880
AT&T CORP 8.05%11/15/11	Corporate Bond	**	518,063
AVON PRODUCTS INC	Common Stock	**	1,056,510
AXIS CAPITAL HOLDINGS LTD	Common Stock	**	574,560
BAKER HUGHES INC	Common Stock	**	507,773
BANK AMERICA CORP.	Common Stock	**	1,715,135
BANK ONE CA 9/1/2030	Corporate Bond	**	537,352
BANK ONE CORP 02/01/06	Corporate Bond	**	569,344
BECKMAN COULTER INC	Common Stock	**	113,883
BED BATH & BEYOND INC	Common Stock	**	1,398,033
BED BATH & BEYOND INC	Common Stock		219,065
BELLSOUTH CORP	Common Stock	**	369,607
BOSTON PROP 1/15/2013	Corporate Bond	**	326,109
BOSTON PROP 4/15/2015	Corporate Bond	**	360,770
BOSTON SCIENTIFIC CORP.	Common Stock	**	1,820,160
BOSTON SCIENTIFIC CORP.	Common Stock	**	1,596,195
BP PLC ADR	Common Stock	**	922,720
BURLINGTON NORTHERN	Common Stock	**	492,024
BURLINGTON/ 1/2/2021	Corporate Bond	**	1,403,195
CARDINAL HE 6/15/2015	Corporate Bond	**	88,902
CAREMARK RX, INC.	Common Stock	**	607,222
CAREMARK RX, INC.	Common Stock	**	378,528
CATERPILLAR INC.	Common Stock	**	1,745,429
CIGNA CORP 1/15/2033	Corporate Bond	**	501,264
CIGNA CORP 5/15/2007	Corporate Bond	**	537,162
CIT GROUP I 9/25/2007	Corporate Bond	**	115,638
CITICORP CA 2/15/2027	Corporate Bond	**	391,216
CITIGROUP INC	Common Stock	**	1,236,588

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
CITIGROUP INC	Common Stock	**	2,765,532
CLEAR CHANNEL COMM.	Common Stock	**	428,672
COLGATE PALMOLIVE CO	Common Stock	**	1,263,652
COMCAST CORP 5.3 1/15/14	Corporate Bond	**	773,486
COMCAST CORP SPECIAL CL-A	Common Stock	**	541,860

Marriott Balanced Fund (continued)
COMCAST CORP. CL-A	Common Stock	**	$582,400
CONOCOPHILLIPS	Common Stock	**	2,118,652
CONOCOPHILLIPS	Common Stock	**	1,736,600
CONSOL RAIL 5/25/2015	Corporate Bond	**	467,022
CORNING INC	Common Stock	**	147,125
CSX TRANS 5/15/2043	Corporate Bond	**	10,002
D.R. HORTON INC	Common Stock	**	221,705
DEAN FOODS COMPANY	Common Stock	**	214,175
DEERE & CO	Common Stock	**	59,520
DOMINION RESOURCES INC	Common Stock	**	81,288
DOW CHEMICAL 11/01/29	Corporate Bond	**	394,317
DU PONT E.I. DE NEMOURS	Common Stock	**	554,265
ELEC DATA S 8/1/2013 6.5%	Corporate Bond	**	343,005
ELECTRONIC ARTS INC	Common Stock	**	542,784
EMERSON ELECTRIC CO	Common Stock	**	255,865
ENCANA CORP	Common Stock	**	370,890
ENTERGY CORP	Common Stock	**	473,130
EOP OPERATI 3/15/2014	Corporate Bond		1,064,106
EXELON CORPORATION	Common Stock	**	506,805
EXXON MOBIL CORPORATION	Common Stock	**	563,860
FED NATL MTG ASSN	Common Stock	**	491,349
FG G10653 10/1/2009	U.S. Government Security	**	216,854
FG G11184 9/1/2016	U.S. Government Security	**	1,638,596
FG G11367 2/1/2018	U.S. Government Security	**	523,285
FGLMC 6.0% 3/1/18#G11509	U.S. Government Security	**	1,087,983
FGLMC 7.0% 2/01/18#G11581	U.S. Government Security	**	900,313
FH 182224 3/1/2009	U.S. Government Security	**	105,678
FHLMC 6% 5/1/17	U.S. Government Security	**	898,398
FHR 1524 J 5/15/2008	U.S. Government Security	**	1,446,952
FHR 1601 PJ 10/15/2008	U.S. Government Security	**	776,408
FISERV INC	Common Stock	**	803,800
FMC TECHNOLOGIES INC	Common Stock	**	212,520
FN 151963 5/1/2007	U.S. Government Security	**	31,794
FN 303786 2/1/2011	U.S. Government Security	**	136,013
FN 313709 6/1/2007	U.S. Government Security	**	544,588
FN 323387 11/1/2013	U.S. Government Security	**	642,937
FN 323623 3/1/2014	U.S. Government Security	**	266,295
FN 483669 1/1/2009	U.S. Government Security	**	293,614
FN 490682 6/1/2012	U.S. Government Security	**	22,750
FN 545059 5/1/2011	U.S. Government Security	**	436,921

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FN 545209 10/1/2011	U.S. Government Security	**	472,676
FN 545962 12/1/2013	U.S. Government Security	**	598,003

Marriott Balanced Fund (continued)
FN 571869 2/1/2013	U.S. Government Security	**	$781,802
FNGT 2001-T1 A 10/25/2040	U.S. Government Security	**	330,404
FNGT 2002-T12 5/25/2042	U.S. Government Security	**	1,059,772
FNMA 5.5% 8/1/15 # 555382	U.S. Government Security	**	740,058
FNMA 6% 08/1/19 #725936	U.S. Government Security	**	2,659,783
FNMA 6.0% 10/01/18#725597	U.S. Government Security	**	1,666,715
FNMA 6.0% 12/01/18#725194	U.S. Government Security	**	838,436
FNMA 6.5% 01/01/22#555803	U.S. Government Security	**	1,606,914
FNMA 6.5% 03/01/16#725345	U.S. Government Security	**	2,090,078
FNR 2001-50 BA 10/25/2041	U.S. Government Security	**	805,737
FNR 2002-33 A1 6/25/2032	U.S. Government Security	**	495,548
FNS F 1 5/1/2009	U.S. Government Security	**	232,877
FNW 2001-W3 A 09/25/41	U.S. Government Security	**	625,541
FORD MOTOR 10/25/2011	Corporate Bond	**	1,447,775
FORD MOTOR CREDIT 6/15/10	Corporate Bond	**	120,927
FOREST LABORATORIES	Common Stock	**	340,936
FORTUNE BRANDS INC	Common Stock	**	416,772
GENENTECH INC	Common Stock	**	1,976,172
GENERAL DYNAMICS CORP	Common Stock	**	209,200
GENERAL ELECTRIC CO.	Common Stock	**	2,022,100
GENERAL ELECTRIC CO.	Common Stock	**	2,295,850
GILLETTE COMPANY	Common Stock	**	2,776,360
GMAC 6/1/2010	Corporate Bond	**	1,297,394
GN 780619 8/15/2012	U.S. Government Security	**	855,072
HARLEY-DAVIDSON	Common Stock	**	455,625
HCA INC 7/15/2013	Corporate Bond	**	311,798
HEALTH MGT ASSOC.	Common Stock	**	343,072
HEALTH NET 4/15/2011	Corporate Bond	**	723,821
HEWLETT PACKARD CO.	Common Stock	**	448,758
HEWLETT-PAC 7/1/2007	Corporate Bond	**	573,579
HOME DEPOT INC.	Common Stock	**	1,523,681
ILLINOIS TOOL WORKS	Common Stock	**	1,177,036
INGERSOLL-RAND CO-A	Common Stock	**	521,950
JOHNSON & JOHNSON	Common Stock	**	2,384,592
JOHNSON CONTROLS, INC.	Common Stock	**	482,144
JPMORGAN CHASE & CO.	Common Stock	**	2,168,956
JUNIPER NETWORKS INC	Common Stock	**	581,866
KERR-MCGEE CORP	Common Stock	**	–
KOHL’S CORPORATION	Common Stock	**	1,809,456
LILLY ELI & COMPANY	Common Stock	**	1,889,775
LOWE’S COMPANIES INC	Common Stock	**	397,371
LOWES CORP-CAROLINA GRP.	Common Stock	**	477,675

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Balanced Fund (continued)
LUCENT TECH WARRANT	Corporate Bond	**	$6,612
MAXIM INTEGRATED PRODUCTS	Common Stock	**	1,292,895
MAY DEPT ST 6/1/2025	Corporate Bond	**	744,257
MAY DEPT ST 8/15/2013	Corporate Bond	**	870,699
MBNA CORP	Common Stock	**	707,569
MCDONALDS CORP	Common Stock	**	1,837,038
MEDTRONIC INC	Common Stock	**	1,688,780
MERRILL LYNCH & CO	Common Stock	**	1,135,630
MET LIFE INC	Common Stock	**	445,610
MICROSOFT CORPORATION	Common Stock	**	2,235,627
MORGAN STANLEY	Common Stock	**	438,608
NABORS INDUSTRIES LTD	Common Stock	**	492,384
NOBLE ENERGY INC	Common Stock	**	524,110
NORDSTROM I 1/15/2009	Corporate Bond	**	740,828
NORFOLK SOU 5/15/2043	Corporate Bond	**	15,329
NORTH FORK BANCORP.	Common Stock	**	499,105
NORTHROP GRUMMAN CORP	Common Stock	**	434,880
OCCIDENTAL PETROLEUM CORP	Common Stock	**	501,896
OMNICOM GROUP	Common Stock	**	1,290,096
ORACLE CORPORATION	Common Stock	**	1,802,808
PAYCHEX INC	Common Stock	**	1,206,432
PEPSICO INC	Common Stock	**	1,821,780
PFIZER INC	Common Stock	**	873,925
PFIZER INC	Common Stock	**	484,020
PPL CORPORATION	Common Stock	**	452,880
PROCTER & GAMBLE	Common Stock	**	2,875,176
PROCTER & GAMBLE	Common Stock	**	908,820
PULTE HOMES INC	Common Stock	**	108,460
QUALCOMM INC.	Common Stock	**	1,437,360
RAYTHEON CO 6.75% 8/15/07	Corporate Bond	**	471,860
REP NY CORP 4/15/2014	Corporate Bond	**	361,818
ROYAL CARIBBEAN CRUISES	Common Stock	**	141,544
SAFECO CORP4.87502/01/10	Corporate Bond	**	511,951
SBAP 2003-20D 04/1/2023	Corporate Bond	**	709,872
SCHLUMBERGER LIMITED	Common Stock	**	2,309,775
SCHLUMBERGER LIMITED	Common Stock	**	562,380
SEMPRA ENERGY	Common Stock	**	150,388
SMALL BUS A 5/1/2018	Corporate Bond	**	276,184
SMALL BUS A 6/1/2017	Corporate Bond	**	368,592
SMALL BUS A 8/1/2017	Corporate Bond	**	139,173
SMALL BUS A 9/1/2017	Corporate Bond	**	338,970
ST PAUL COMPANIES 3/15/07	Corporate Bond	**	520,193

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Balanced Fund (continued)
THE WALT DISNEY COMPANY.	Common Stock	**	$647,740
TIME WARNER 7.625 4/15/31	Corporate Bond	**	1,179,517
TIME WARNER 7/15/2033	Corporate Bond	**	645,961
TIME WARNER COS INC	Common Stock	**	909,792
U.S T-NOTE 5.625% 5/15/08	U.S. Government Security	**	4,612,085
U.S.T-NOTE 5% 02/15/11	U.S. Government Security	**	2,394,495
UNION PACIF 1/17/2023	Corporate Bond	**	815,070
UNION PACIF 1/2/2020	Corporate Bond	**	813,201
UNION PACIFIC CORP	Common Stock	**	1,849,375
UNITED PARCEL SERVICE -B	Common Stock	**	2,016,856
UNITED TECHNOLOGIES CORP	Common Stock	**	516,750
UNITEDHEALTH GROUP INC.	Common Stock	**	466,559
UNUMPROVIDE 3/1/2011	Corporate Bond	**	340,438
UNUMPROVIDENT 7.375% 6/32	Corporate Bond	**	502,031
US TREASURY 3/31/2005	U.S. Government Security	**	698,906
US TREASURY 6.75% 5/15/05	U.S. Government Security	**	3,655,688
US TREASURY 9/15/2009	U.S. Government Security	**	4,260,693
VENDE 1995-1 2 2/15/2025	Corporate Bond	**	145,819
VERIZON COMMUNICATIONS	Common Stock	**	490,171
VIACOM INC	Common Stock	**	2,390,823
WACHOVIA CORP	Common Stock	**	526,000
WAL MART STORES INC	Common Stock	**	649,686
WELLPOINT INC	Common Stock	**	2,127,500
WENDY’S INTL INC	Common Stock	**	290,524
WESTWOOD ONE INC.	Common Stock	**	471,275
WYETH	Common Stock	**	434,418
WYETH 2/1/2014	Corporate Bond	**	517,294

			188,703,095

Marriott Bond Fund
BONY SHORT TERM INVESTMENT FUND*	STIF	**	1,249,009
ALLSTATE CO 5/1/2005	Corporate Bond	**	406,392
AMERADA HESS 6.65% 08/11	Corporate Bond	**	109,968
AMERADA HESS CORP 10/1/29	Corporate Bond	**	324,338
ARKANSAS 9.75% 11/15/2014	Corporate Bond	**	479,600
AT&T CORP 11/15/31	Corporate Bond	**	1,203,840
AT&T CORP 8.05%11/15/11	Corporate Bond	**	690,750
BANK ONE 7.625% 8/1/05	Corporate Bond	**	410,616
BANK ONE CA 9/1/2030	Corporate Bond	**	671,690
BOSTON PROP 1/15/2013	Corporate Bond	**	543,515
BOSTON PROP 4/15/2015	Corporate Bond	**	515,386

Marriott Bond Fund (continued)
BURLINGTON/ 1/2/2021	Corporate Bond	**	$1,002,282
BURLINGTON/ 7/15/2022	Corporate Bond	**	431,722
CARDINAL HE 6/15/2015	Corporate Bond	**	111,128

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
CIGNA CORP 1/15/2033	Corporate Bond	**	626,581
CIGNA CORP 5/15/2007	Corporate Bond	**	537,162
CIPGE 97-1 6.42% 9/25/08	Corporate Bond	**	271,326
CISCE 1997-1 A 9/25/2008	Corporate Bond	**	295,361
CIT GROUP I 9/25/2007	Corporate Bond	**	152,432
CITICORP CA 2/15/2027	Corporate Bond	**	391,216
COMCAST CORP 5.3 1/15/14	Corporate Bond	**	953,965
CONSOL RAIL 5/25/2015	Corporate Bond	**	436,891
CSX TRANS 5/15/2043	Corporate Bond	**	16,253
DOW CHEMICA 9/30/2009	Corporate Bond	**	240,070
DOW CHEMICAL 11/01/29	Corporate Bond	**	303,321
ELEC DATA S 8/1/2013 6.5%	Corporate Bond	**	422,160
EOP OPERATI 3/15/2014	Corporate Bond	**	1,402,685
FG E00633 3/1/2014	U.S. Government Security	**	2,023,892
FG G10653 10/1/2009	U.S. Government Security	**	154,799
FG G10848 6/1/2011	U.S. Government Security	**	676,789
FG G11157 3/1/2008	U.S. Government Security	**	161,930
FGCI 6% #G11287 08/01/17	U.S. Government Security	**	1,235,578
FGLMC 6.0% 3/1/18#G11509	U.S. Government Security	**	1,813,305
FGLMC 6.5% 7/1/17 #G11578	U.S. Government Security	**	2,195,803
FH 140357 12/1/2007	U.S. Government Security	**	15,521
FH 182224 3/1/2009	U.S. Government Security	**	51,887
FHLMC 6% 5/1/17	U.S. Government Security	**	1,011,210
FHR 1524 J 5/15/2008	U.S. Government Security	**	1,254,025
FHR 2479 TD 11/15/2015	U.S. Government Security	**	1,537,107
FIRST NATIO 10/1/2006	Corporate Bond	**	220,881
FN 313672 6/1/2007	U.S. Government Security	**	369,968
FN 323165 6/1/2013	U.S. Government Security	**	142,217
FN 323492 1/1/2009	U.S. Government Security	**	1,541,644
FN 323623 3/1/2014	U.S. Government Security	**	729,905
FN 331197 6/1/2008	U.S. Government Security	**	70,258
FN 341417 5/1/2011	U.S. Government Security	**	585,023
FN 362446 12/1/2007	U.S. Government Security	**	54,848
FN 545058 8/1/2011	U.S. Government Security	**	167,932
FN 545387 1/1/2012	U.S. Government Security	**	591,437
FN 545927 12/1/2015	U.S. Government Security	**	806,722
FN 545961 2/1/2014	U.S. Government Security	**	677,984
FN 57843 6/1/2008	U.S. Government Security	**	43,829

Marriott Bond Fund (continued)
FN 585013 6/1/2014	U.S. Government Security	**	$320,096
FN 9454 8/1/2008	U.S. Government Security	**	32,728
FNCI 6.5% 05/01/17#545621	U.S. Government Security	**	1,869,984
FNCN 725992 5.5% 10/01/14	U.S. Government Security	**	4,013,706
FNGT 2001-T1 A 10/25/2040	U.S. Government Security	**	247,803
FNMA 6.0% 12/01/18#725194	U.S. Government Security	**	2,288,232
FNMA POOL 15YR 5.5 4/1/17	U.S. Government Security	**	1,620,680

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FNR 1993-211 P 11/25/2008	U.S. Government Security	**	1,015,746
FNR 2001-50 BA 10/25/2041	U.S. Government Security	**	769,113
FNR 2002-3 OD 12/25/2014	U.S. Government Security	**	505,690
FNR 2002-90 A1 6/25/2042	U.S. Government Security	**	1,078,845
FNW 2002-W6 2A 6/25/2042	U.S. Government Security	**	1,174,173
FORD MOTOR 10/25/2011	Corporate Bond	**	804,320
FORD MOTOR CREDIT 1/12/09	Corporate Bond	**	1,198,794
FSPC T-48 1A 7/25/2033	U.S. Government Security	**	490,231
FSPC T-54 3A 2/25/2043	U.S. Government Security	**	1,234,421
GE COMPANY 02/01/13	Corporate Bond	**	564,281
GMAC 6/1/2010	Corporate Bond	**	1,720,458
GN 780619 8/15/2012	U.S. Government Security	**	849,181
GN 780836 4/15/2020	U.S. Government Security	**	111,192
HCA INC 7/15/2013	Corporate Bond	**	415,730
HEALTH NET 4/15/2011	Corporate Bond	**	904,777
HEWLETT-PAC 7/1/2007	Corporate Bond	**	834,296
MAY DEPT ST 6/1/2025	Corporate Bond	**	858,758
MAY DEPT ST 7/15/2012	Corporate Bond	**	995,291
NORDSTROM I 1/15/2009	Corporate Bond	**	740,828
NORFOLK SOU 5/15/2043	Corporate Bond	**	21,717
RAYTHEON CO 6.75% 8/15/07	Corporate Bond	**	692,708
REP NY CORP 4/15/2014	Corporate Bond	**	263,141
REP NY CORP 6/1/2021	Corporate Bond	**	686,173
SAFECO CORP4.87502/01/10	Corporate Bond	**	716,731
SBAP 2003-20D 04/1/2023	Corporate Bond	**	1,041,145
SMALL BUS A 1/1/2017	Corporate Bond	**	771,659
SMALL BUS A 11/1/2018	Corporate Bond	**	141,340
SMALL BUS A 5/1/2017	Corporate Bond	**	148,894
SMALL BUS A 5/1/2018	Corporate Bond	**	110,474
SMALL BUS A 6/1/2017	Corporate Bond	**	330,113
ST PAUL COMPANIES 3/15/07	Corporate Bond	**	208,077
ST PAUL COS 4/15/2010	Corporate Bond	**	467,189
TIME WARNER 7.625 4/15/31	Corporate Bond	**	1,633,177
TIME WARNER 7/15/2033	Corporate Bond	**	775,153

Marriott Bond Fund (continued)
U.S T-NOTE 5.625% 5/15/08	U.S. Government Security	**	$5,577,406
U.S.T-NOTE 5% 02/15/11	U.S. Government Security	**	4,788,990
UNION PACIF 1/17/2023	Corporate Bond	**	1,086,759
UNION PACIF 1/2/2019	Corporate Bond	**	478,182
UNUMPROVIDE 3/1/2011	Corporate Bond	**	471,375
UNUMPROVIDENT 7.375% 6/32	Corporate Bond	**	669,375
US T-NOTE 6.5% 10/15/06	U.S. Government Security	**	741,945
US T-NOTE 7.5% 02/15/05	U.S. Government Security	**	2,214,610
US TREASURY 4/30/2005	U.S. Government Security	**	1,995,078
US TREASURY 8/15/2008	U.S. Government Security	**	5,972,112
WYETH 2/1/2014	Corporate Bond	**	1,810,529

			92,807,559

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Company Stock Fund
Vanguard Money Market	Mutual Fund	**	4,993,793
Marriott International, Inc. Common Stock *	Common Stock	**	444,098,684

			449,092,477

Stable Value Fund
Vanguard Money Market	Mutual Fund	**	35,074,409

			35,074,409

Fidelity Contrafund
Fidelity Investments	Mutual Fund	**	108,686,231

			108,686,231

State Street S&P 500 Index Fund
State Street Global Advisors	Common/Collective Trust	**	68,411,402

			68,411,402

Dodge & Cox Stock Fund
Dodge & Cox	Mutual Fund	**	130,417,309

			130,417,309

Morgan Stanley International Equity Fund
Morgan Stanley	Mutual Fund	**	77,337,679

			77,337,679

Interest Bearing Cash
Interest Bearing Cash	Interest Bearing Cash	**	$23,683

			23,683
Participant Loans
Participant Loans *	Interest rates range from 5.00% to 5.25%; varying maturities	**	46,461,001

			46,461,001

Investments stated at fair value			$1,805,324,414

Stable Value Fund
Synthetic General Investment Contracts:
Bank of America:

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Monumental Life:
State Street Bank & Trust Co.:
UBS AG:
AESOP 2003-5A A1 144A	Asset Backed Securities	**	$594,654
AMXCA 2003-4 A	Asset Backed Securities	**	2,763,870
BMWOT 2003-A A4	Asset Backed Securities	**	1,286,378
BOAST 2003-1 A4	Asset Backed Securities	**	268,929
BOIT 2002 A3 A3	Asset Backed Securities	**	3,961,556
BOIT 2002-A4 A4	Asset Backed Securities	**	1,226,343
CARAT 2002 1 A4	Asset Backed Securities	**	339,765
CARAT 2002 4 A4	Asset Backed Securities	**	1,198,792
CARMX 2003-1 A4	Asset Backed Securities	**	1,962,360
CARMX 2004-1 B	Asset Backed Securities	**	552,721
CARMX 2004-2 A4	Asset Backed Securities	**	1,788,260
CCCIT 2000-A1	Asset Backed Securities	**	783,163
CCCIT 2000-A3 A3	Asset Backed Securities	**	767,707
CCCIT 2003-A3 A3	Asset Backed Securities	**	868,279
CCIMT 1999-2 A	Asset Backed Securities	**	4,041,601
CCIMT 98-2 A	Asset Backed Securities	**	1,094,357
CHEMT 1996-3 A	Asset Backed Securities	**	1,057,101
CITEC 2004-EF1 A3	Asset Backed Securities	**	695,761
CMAOT 2001-B A4	Asset Backed Securities	**	646,797
CMAOT 2003-A A4	Asset Backed Securities	**	1,219,344
CMAOT 2003-C A4	Asset Backed Securities	**	592,498
CMAOT 2004-A A4	Asset Backed Securities	**	760,436
COMED 1998-1 A6	Asset Backed Securities	**	1,343,093
COMED 1998-1 A7	Asset Backed Securities	**	$1,378,152
DCMT 1996-3A	Asset Backed Securities	**	790,504
DCMT 2000-9 A	Asset Backed Securities	**	796,073
FCCMT 2000-C A	Asset Backed Securities	**	1,028,270
FHR 2802 NC	Asset Backed Securities	**	724,911
FNR 2004-45 NC	Asset Backed Securities	**	730,816
FNW 2003-W16 AF3	Asset Backed Securities	**	324,691
FRNK 2003-1	Asset Backed Securities	**	2,066,072
GSALT 2003-1 A4	Asset Backed Securities	**	1,984,474
GSALT 2004-1 A2	Asset Backed Securities	**	1,020,207
HAROT 2002 4 A4	Asset Backed Securities	**	1,196,928
HAROT 2003-2 A4	Asset Backed Securities	**	1,259,571
HAROT 2003-3 A4	Asset Backed Securities	**	526,648
HAROT 2003-4 A4	Asset Backed Securities	**	495,320
HAROT 2004-3 A4	Asset Backed Securities	**	691,911
HART 2003-A A4	Asset Backed Securities	**	767,312
HDMOT 2003-1 A2	Asset Backed Securities	**	547,700
HDMOT 2004-1 A2	Asset Backed Securities	**	2,451,436
HDMOT 2004-3 A2	Asset Backed Securities	**	2,291,311
HERTZ 2004-1 A4 144A	Asset Backed Securities	**	1,064,930
HPLCC 2002 1 A	Asset Backed Securities	**	941,476

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
IPSPT 1998-1 A7	Asset Backed Securities	**	794,739
JDOT 2003-A A4	Asset Backed Securities	**	3,437,044
JDOT 2004-A A4	Asset Backed Securities	**	641,242
MBNAM 1999-B A	Asset Backed Securities	**	1,080,612
MBNAM 2000-A A	Asset Backed Securities	**	504,258
MBNAM 2000-I A	Asset Backed Securities	**	1,402,533
MILT 2003-1 A4	Asset Backed Securities	**	788,110
NAROT 2003-A A4	Asset Backed Securities	**	1,189,260
NAVOT 2004-A A4	Asset Backed Securities	**	735,886
ONYX 2003-A A4	Asset Backed Securities	**	2,396,691
ONYX 2004-C A4	Asset Backed Securities	**	598,107
PCCMT 2000-1 A	Asset Backed Securities	**	620,399
PECO 1999-A A4	Asset Backed Securities	**	208,979
PECO 2000 A A3	Asset Backed Securities	**	1,158,097
PEGTF 2001-1 A6	Asset Backed Securities	**	3,192,666
PSNH 2001 1 A2	Asset Backed Securities	**	799,136
TAOT 2003-B A4	Asset Backed Securities	**	1,188,216
TAROT 2004-A A4	Asset Backed Securities	**	683,004
UAC 2001-A A4	Asset Backed Securities	**	901,075
VALET 2003-2 A4	Asset Backed Securities	**	494,854
VWALT 2002 A A4	Asset Backed Securities	**	899,927
WALT 2003-1 A4	Asset Backed Securities	**	691,633
WAOT 2004 A-4	Asset Backed Securities	**	702,729
WESTO 2004-2 A4	Asset Backed Securities	**	$549,595
WESTO 2004-4 A4	Asset Backed Securities	**	841,490
WOART 2002 A A4	Asset Backed Securities	**	1,006,450
WPP 1999-A A4	Asset Backed Securities	**	1,204,089

			81,603,299

BOAMS 2003-L 2A2	Mortgage Backed Securities	**	180,262
BOAMS 2004-A 2A2	Mortgage Backed Securities	**	263,518
BOAMS 2004-C 2A1	Mortgage Backed Securities	**	676,855
BOAMS 2004-H 2A2	Mortgage Backed Securities	**	632,069
CFAB 2004-2 IA-6	Mortgage Backed Securities	**	289,579
CFMSI 2003-3 AF2	Mortgage Backed Securities	**	797,151
CFMSI 2004-1 AF5	Mortgage Backed Securities	**	479,962
CGCMT 2004-C2 A1	Mortgage Backed Securities	**	1,002,531
CSFB 2004-C5 A4	Mortgage Backed Securities	**	1,403,594
CWHL 2003-60 3A1	Mortgage Backed Securities	**	250,378
CXHE 2004-B AF3	Mortgage Backed Securities	**	639,512
DLJCM 1999-CG2 A1B	Mortgage Backed Securities	**	1,576,363
FHLMC GOLD	Mortgage Backed Securities	**	353,012
FHR 2500 GC	Mortgage Backed Securities	**	260,232
FHR 2772 YD	Mortgage Backed Securities	**	2,897,767
FHR 2864 LC	Mortgage Backed Securities	**	414,003
FHR 2872 YB	Mortgage Backed Securities	**	1,040,087
FHR 2882 YB	Mortgage Backed Securities	**	1,239,272

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FHR 2890 PB	Mortgage Backed Securities	**	2,860,630
FHSF SF4 C	Mortgage Backed Securities	**	396,035
FNMA 15YR	Mortgage Backed Securities	**	5,319,076
FNMA 15YR	Mortgage Backed Securities	**	5,303,304
FNMA ARM	Mortgage Backed Securities	**	548,788
FNR 2003-3 GC	Mortgage Backed Securities	**	687,042
FNR 2004-49 QY	Mortgage Backed Securities	**	210,097
FSPC T 45 A3	Mortgage Backed Securities	**	400,513
FSPC T-50 A6	Mortgage Backed Securities	**	700,282
GCCFC 2004-GG1 A7	Mortgage Backed Securities	**	1,457,079
GMACM 2004-AR2 3A	Mortgage Backed Securities	**	881,072
GNR 2004-103 A	Mortgage Backed Securities	**	700,075
GNR 2004-77 A	Mortgage Backed Securities	**	1,175,464
GNR 2004-97 B	Mortgage Backed Securities	**	496,804
JPMCC 2001-CIBC A3	Mortgage Backed Securities	**	1,548,165
MSDWC 2002 TOP7 A1	Mortgage Backed Securities	**	870,548
RAMP 2004-RZ2 AI6	Mortgage Backed Securities	**	1,221,058
RASC 2003-KS10 AI4	Mortgage Backed Securities	**	2,838,262

			42,010,441

BEARER CORP CONVERSION SYS	US Government & Agencies	**	$1,326,724
FANNIE MAE	US Government & Agencies	**	2,888,692
ISRAEL TRUST	US Government & Agencies	**	1,319,580
TURKEY TR GOVT BACKED TR T-1	US Government & Agencies	**	1,292,315
UNITED STATES TREASURY	US Government & Agencies	**	1,519,476
US TREASURY NT/BD	US Government & Agencies	**	8,998,688

			17,345,475

A/S EKSPORTFINANS	Corporate Bond	**	1,381,482
ABBOTT LABORATORIES	Corporate Bond	**	1,435,084
ABN AMRO BK N V CHICAGO	Corporate Bond	**	1,396,542
ABN-AMRO BK NV (CHICAGO)	Corporate Bond	**	61,359
ACE LIMITED	Corporate Bond	**	529,510
ALLSTATE CORP	Corporate Bond	**	514,703
ALLSTATE CORP	Corporate Bond	**	1,404,404
AMERICAN EXPRESS	Corporate Bond	**	1,412,251
AMERICAN GENERAL CORP NTS	Corporate Bond	**	509,740
AMERICAN HONDA FINANCE 144A	Corporate Bond	**	602,963
AMGEN INC 144A	Corporate Bond	**	1,379,638
ANHEUSER-BUSCH COS INC	Corporate Bond	**	530,146
BAKER HUGHES INC	Corporate Bond	**	1,447,055
BANCO SANTANDER CHILE	Corporate Bond	**	570,198
BANK OF NEW YORK CO INC	Corporate Bond	**	202,087
BANK ONE CORPORATION SR NTS	Corporate Bond	**	529,155
BEAR STEARNS	Corporate Bond	**	1,438,049
BELLSOUTH CORP	Corporate Bond	**	1,452,900
BERKSHIRE HATHAWAY INC	Corporate Bond	**	1,397,515

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
BOSTON SCIENTIFIC	Corporate Bond	**	846,886
BP CANADA FINANCE BV	Corporate Bond	**	1,329,134
BRITISH COLUMBIA	Corporate Bond	**	1,498,738
BRITISH TELECOM PLC	Corporate Bond	**	575,454
BROWN-FORMAN CORPORATION	Corporate Bond	**	640,896
CAMDEN PROPERTY TRUST	Corporate Bond	**	696,547
CANADIAN NATL RAILWAYS	Corporate Bond	**	824,020
CATERPILLAR FINANCIAL SERV	Corporate Bond	**	414,079
CATERPILLAR INC SNR NTS	Corporate Bond	**	1,531,312
CHEVRONTEXACO CAPITAL COMPANY	Corporate Bond	**	1,416,844
CHUBB CORP NTS	Corporate Bond	**	521,097
CIT GROUP	Corporate Bond	**	1,471,269
CITIGROUP INC	Corporate Bond	**	1,415,363
COCA-COLA ENTERPRISES	Corporate Bond	**	538,697
COMERICA BANK	Corporate Bond	**	738,884
CONSOLIDATED EDISON INC	Corporate Bond	**	1,439,310
COSTCO WHOLESALE CORP	Corporate Bond	**	$528,977
COUNTRYWIDE HOME LOAN	Corporate Bond	**	1,373,682
CREDIT SUISSE FIRST BOSTON USA	Corporate Bond	**	1,476,415
CVS CORP	Corporate Bond	**	1,410,988
DEN DANSKE BK SB NT 144A	Corporate Bond	**	1,431,223
DLJ SNR NTS	Corporate Bond	**	520,039
DONNELLEY RR & SONS	Corporate Bond	**	845,428
DOW CHEMICAL	Corporate Bond	**	1,471,140
DU PONT (EI) DE NEMOURS	Corporate Bond	**	1,400,382
ENTERGY MISSISSIPPI INC	Corporate Bond	**	202,273
EQUITABLE LIFE ASSURANCE SOCIETY 144A	Corporate Bond	**	1,399,655
FIRST UNION CORP	Corporate Bond	**	1,488,510
FPL GROUP CAPITAL	Corporate Bond	**	1,361,472
FRANKLIN RESOURCES INC.	Corporate Bond	**	552,195
FRED MEYER INC	Corporate Bond	**	902,003
GENERAL ELECTRIC CAPITAL CORP	Corporate Bond	**	1,372,729
GENERAL MILLS	Corporate Bond	**	452,978
GOLDMAN SACHS GROUP INC	Corporate Bond	**	1,394,479
HBOS TREASURY SERVICES 144A	Corporate Bond	**	201,932
HBOS TREASURY SRVCS PLC 144A	Corporate Bond	**	402,344
HERSHEY FOODS CORP	Corporate Bond	**	365,547
HOME DEPOT 144A	Corporate Bond	**	1,411,336
HOUSEHOLD FINANCE CORP	Corporate Bond	**	1,388,592
HUNTINGTON NATIONAL BANK	Corporate Bond	**	1,430,603
ING SEC LIFE INST FUND 144A	Corporate Bond	**	596,676
INTL PAPER CO	Corporate Bond	**	812,932
JOHN DEERE CAPITAL CORP	Corporate Bond	**	1,455,517
JOHN HANCOCK GLOBAL FDG II 144A	Corporate Bond	**	527,369
JP MORGAN CHASE & CO	Corporate Bond	**	1,395,375
KEY BANK NA	Corporate Bond	**	298,394
KEY BANK NA	Corporate Bond	**	343,524

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
KIMBERLY CLARK CORP	Corporate Bond	**	1,537,310
KOREA DEVELOPMENT BANK	Corporate Bond	**	249,517
LANDWIRTSCH RENTENBANK	Corporate Bond	**	800,205
LEHMAN BROTHERS HOLDINGS	Corporate Bond	**	498,030
LEHMAN BROTHERS HOLDINGS	Corporate Bond	**	1,396,390
LINCOLN NATIONAL CORP	Corporate Bond	**	597,881
M & I MARSHALL & ILSLEY BANK	Corporate Bond	**	231,243
MARSH & MCLENNAN COS INC	Corporate Bond	**	244,986
MASCO CORP	Corporate Bond	**	832,738
MASSMUTUAL GLOBAL FDG II 144A	Corporate Bond	**	636,497
MCCORMICK & CO	Corporate Bond	**	636,754
MELLON FINANCIAL	Corporate Bond	**	666,152
MELLON FUNDING CORP	Corporate Bond	**	1,372,651
MERITA BANK	Corporate Bond	**	$388,721
MERRILL LYNCH & CO	Corporate Bond	**	1,408,966
METLIFE	Corporate Bond	**	1,400,672
METLIFE INS CO 144A	Corporate Bond	**	520,643
MONUMENTAL GLOBAL FUNDING 144A	Corporate Bond	**	528,748
MONUMENTAL GLOBAL FUNDING 144A	Corporate Bond	**	1,478,584
NATIONAL CITY BANK	Corporate Bond	**	299,118
NATIONAL CITY CORP	Corporate Bond	**	1,413,743
NATIONSBANK CORP	Corporate Bond	**	1,427,645
NATIONWIDE BLDG SOCIETY 144A	Corporate Bond	**	1,420,096
NATIONWIDE LIFE GLOBAL FUNDING 144A	Corporate Bond	**	1,473,712
NORTHERN BORDER PIPELINE	Corporate Bond	**	266,514
NORTHERN TRUST CO	Corporate Bond	**	197,792
OCCIDENTAL PETROLEUM CORP	Corporate Bond	**	505,522
ONEOK INC	Corporate Bond	**	548,304
ONTARIO GLOBAL BOND SNR	Corporate Bond	**	1,424,002
PECO ENERGY CO	Corporate Bond	**	698,546
PEDERNALES ELECTRIC CORP 144A	Corporate Bond	**	365,417
PEPSICO INC	Corporate Bond	**	1,405,836
PHARMACIA CORP	Corporate Bond	**	1,388,423
PHILLIPS PETROLEUM COMPANY	Corporate Bond	**	1,588,509
PNC BK N A PITTS SUBNT	Corporate Bond	**	514,867
POPULAR N A	Corporate Bond	**	407,748
PPL ELECTRIC UTILITIES	Corporate Bond	**	869,482
PRICOA GLOBAL FUNDING I 144A	Corporate Bond	**	457,989
PROCTER & GAMBLE	Corporate Bond	**	1,419,936
PUB SERVICE ELEC & GAS SR BB MTG	Corporate Bond	**	537,487
REGIONS BANK	Corporate Bond	**	555,329
ROCKWELL INTL CORP NTS	Corporate Bond	**	1,376,515
ROYAL BANK OF SCOTLAND GROUP	Corporate Bond	**	332,595
SARA LEE CORP	Corporate Bond	**	1,435,309
SLM CORP	Corporate Bond	**	1,522,987
SOUTHERN N/E TCM MTN	Corporate Bond	**	420,538
ST PAUL COMPANIES INC	Corporate Bond	**	249,161

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
SUNTRUST BANKS INC	Corporate Bond	**	530,525
SWEDISH EXPORT CREDIT	Corporate Bond	**	1,386,208
SYSCO CORP	Corporate Bond	**	618,032
TARGET CORP	Corporate Bond	**	1,403,942
TELEFONOS DE MEXICO SA	Corporate Bond	**	111,254
TIAA GLOBAL MARKETS 144A	Corporate Bond	**	1,467,279
TJX COMPANIES INC	Corporate Bond	**	568,160
TOYOTA MOTOR CREDIT CORP	Corporate Bond	**	1,380,063
TOYOTA MOTOR CREDIT CORP. 5.650 01/15/20	Corporate Bond	**	295,422
TRAVELERS PPTY CASUALTY	Corporate Bond	**	912,613
UNILEVER CAPITAL CORP	Corporate Bond	**	$1,458,266
UNITED TECHNOLOGIES CORP	Corporate Bond	**	517,362
USAA CAPITAL CORP 144A	Corporate Bond	**	618,587
VERIZON GLOBAL FUNDING	Corporate Bond	**	1,401,874
VIACOM INC	Corporate Bond	**	1,590,532
VIRGINIA ELEC & POWER	Corporate Bond	**	835,196
WACHOVIA CORP	Corporate Bond	**	529,106
WAL-MART STORES	Corporate Bond	**	203,783
WASHINGTON MUTUAL INC	Corporate Bond	**	349,614
WASHINGTON MUTUAL INC	Corporate Bond	**	304,489
WELLS FARGO & CO	Corporate Bond	**	1,418,060
WISCONSIN PWR & LIGHT NTS	Corporate Bond	**	858,145
WORLD SAVINGS BANK FSB	Corporate Bond	**	1,429,624

			124,445,966

BONY SHORT TERM INVESTMENT FUND*	STIF	*	14,310,537
GIC Wrapper - Bank of America			(1,345,211)
GIC Wrapper - Monumental Life			(1,345,203)
GIC Wrapper - State Street Bank			(1,345,178)
GIC Wrapper - UBS AG			(1,345,203)

			274,334,923

Rabobank Nederland:
BOIT 2002 A3 A3	Asset Backed Securities	**	451,316
CMAOT 2002 A A4	Asset Backed Securities	**	149,328
CMAOT 2003-A A4	Asset Backed Securities	**	185,340
CCIMT 1999-2 A	Asset Backed Securities	**	436,930
CCCIT 2000-A3 A3	Asset Backed Securities	**	438,690
CCCIT 2003-A6 A6	Asset Backed Securities	**	366,591
FNR 2002-74 PJ	Asset Backed Securities	**	330,969
FNW 2003-W16 AF3	Asset Backed Securities	**	129,877
HART 2003-A A4	Asset Backed Securities	**	148,512
PECO 2001-A A1	Asset Backed Securities	**	255,662
PCCMT 2000-1 A	Asset Backed Securities	**	646,249
RNLT 2001-1 A4	Asset Backed Securities	**	189,022
WFNMT 2003-A A2	Asset Backed Securities	**	226,264

			3,954,750

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FNMA 15 YR TBA	Mortgage Backed Securities	**	234,179
FNMA 30 YR TBA	Mortgage Backed Securities	**	5,085,717
FNMA 30 YR TBA (S)	Mortgage Backed Securities	**	(915,429)
FNMA 30 YR TBA	Mortgage Backed Securities	**	4,971,600
FNMA 30 YR TBA	Mortgage Backed Securities	**	$3,153,680
GNMA I TBA	Mortgage Backed Securities	**	2,758,109
GNMA I TBA	Mortgage Backed Securities	**	274,390
FHLM 15 YR GOLD TBA	Mortgage Backed Securities	**	153,236
BOAMS 2003-L 2A2	Mortgage Backed Securities	**	342,499
BOAMS 2004-A 2A2	Mortgage Backed Securities	**	182,998
BOAMS 2004-I 3A2	Mortgage Backed Securities	**	93,880
BSCMS 2004-T14 A2	Mortgage Backed Securities	**	201,221
CWL 2003-5 AF3	Mortgage Backed Securities	**	165,229
CWHL 2003-60 2A1	Mortgage Backed Securities	**	46,292
CFAB 03-1 IA-6	Mortgage Backed Securities	**	174,569
GNMA II TBA	Mortgage Backed Securities	**	181,515
CSFB 2004-C5 A4	Mortgage Backed Securities	**	451,155
DLJCM 1999-CG2 A1B	Mortgage Backed Securities	**	450,389
FHLMC 7YR BALLOON	Mortgage Backed Securities	**	75,914
FHLMC GOLD	Mortgage Backed Securities	**	18,129
FHLMC GOLD	Mortgage Backed Securities	**	48,748
FHLMC GOLD	Mortgage Backed Securities	**	24,439
FHLMC GOLD	Mortgage Backed Securities	**	274,555
FHLMC 15YR GOLD	Mortgage Backed Securities	**	268,128
FHLMC GOLD	Mortgage Backed Securities	**	45,706
FHLMC GOLD	Mortgage Backed Securities	**	71,489
FHLMC 15YR GOLD	Mortgage Backed Securities	**	24,423
FHLMC GOLD	Mortgage Backed Securities	**	140,066
FHL ARM	Mortgage Backed Securities	**	163,167
FNMA 15YR	Mortgage Backed Securities	**	382,288
FNMA 30 YR	Mortgage Backed Securities	**	366,365
FNMA 30 YR	Mortgage Backed Securities	**	110,868
FNMA 15YR	Mortgage Backed Securities	**	37,741
FNMA 30 YR	Mortgage Backed Securities	**	281,179
FNMA 15YR	Mortgage Backed Securities	**	58,323
FNMA 15YR	Mortgage Backed Securities	**	122,252
FNMA 15YR	Mortgage Backed Securities	**	390,480
FNMA 15YR	Mortgage Backed Securities	**	390,179
FNMA 30 YR	Mortgage Backed Securities	**	17,888
FNMA 30 YR	Mortgage Backed Securities	**	3,154
FNMA 30 YR	Mortgage Backed Securities	**	6,293
FNMA 30YR	Mortgage Backed Securities	**	459,193
FNMA 30 YR	Mortgage Backed Securities	**	374,582
FNMA 30 YR	Mortgage Backed Securities	**	220,043
FNMA 15YR	Mortgage Backed Securities	**	76,682

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FNMA 15YR	Mortgage Backed Securities	**	324,855
FNR 2003-40 NI	Mortgage Backed Securities	**	11,445
FHR 2614 IH	Mortgage Backed Securities	**	36,806
FHR 2631 IG	Mortgage Backed Securities	**	$32,804
FHR 2631 PC	Mortgage Backed Securities	**	677,565
FNR 2003-92 NM	Mortgage Backed Securities	**	125,451
FHR 2686 JG	Mortgage Backed Securities	**	469,910
FHR 2780 LC	Mortgage Backed Securities	**	259,119
FHR 2882 YB	Mortgage Backed Securities	**	206,545
FHR 2890 PB	Mortgage Backed Securities	**	664,075
FNMA 15YR	Mortgage Backed Securities	**	78,209
FNMA 15YR	Mortgage Backed Securities	**	82,223
FNMA 15YR	Mortgage Backed Securities	**	435,164
FNMA 15YR	Mortgage Backed Securities	**	343,097
FNMA 15YR	Mortgage Backed Securities	**	109,832
FNMA 30 YR	Mortgage Backed Securities	**	61,858
FNMA 30 YR	Mortgage Backed Securities	**	292,966
FNMA 30 YR	Mortgage Backed Securities	**	587,585
FNMA 30 YR	Mortgage Backed Securities	**	160,574
FNMA 15YR	Mortgage Backed Securities	**	80,082
FNMA 30 YR	Mortgage Backed Securities	**	166,232
FNMA 30 YR	Mortgage Backed Securities	**	73,283
FNMA 30 YR	Mortgage Backed Securities	**	51,549
FNMA 30 YR	Mortgage Backed Securities	**	26,607
FNMA 15YR	Mortgage Backed Securities	**	63,841
FNMA 15YR	Mortgage Backed Securities	**	63,025
FNMA 15YR	Mortgage Backed Securities	**	549,752
FNMA 30 YR	Mortgage Backed Securities	**	38,187
FNMA 30 YR	Mortgage Backed Securities	**	185,679
FNMA 15YR	Mortgage Backed Securities	**	41,507
FNMA 30 YR	Mortgage Backed Securities	**	153,099
FNMA 30 YR	Mortgage Backed Securities	**	153,110
FNMA 30 YR	Mortgage Backed Securities	**	205,379
FNMA 30 YR	Mortgage Backed Securities	**	793,796
GECMC 2001 1 A2	Mortgage Backed Securities	**	260,691
GMACC 2001-C2 A2	Mortgage Backed Securities	**	252,084
GNMA 30 YR	Mortgage Backed Securities	**	308,837
GNMA 30 YR	Mortgage Backed Securities	**	87,640
GOVT NATL MTG ASSN II	Mortgage Backed Securities	**	20,411
GOVT NATL MTG ASSN II	Mortgage Backed Securities	**	3,295
GOVT NATL MTG ASSN II	Mortgage Backed Securities	**	923
GOVT NATL MTG ASSN II	Mortgage Backed Securities	**	19,354
GNMA ll 30 YR	Mortgage Backed Securities	**	252,172
GNMA ll 30 YR	Mortgage Backed Securities	**	625,520
GNMA ll 30 YR	Mortgage Backed Securities	**	418,638
GNMA 30 YR	Mortgage Backed Securities	**	144,463
GOVT NATL MTG ASSN I	Mortgage Backed Securities	**	306,280

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
GOVT NATL MTG ASSN I	Mortgage Backed Securities	**	$16,978
GOVT NATL MTG ASSN I	Mortgage Backed Securities	**	14,563
GOVT NATL MTG ASSN I	Mortgage Backed Securities	**	22,772
GOVT NATL MTG ASSN	Mortgage Backed Securities	**	12,221
GOVT NATL MTG ASSN GPM	Mortgage Backed Securities	**	6,598
GNMA 30 YR	Mortgage Backed Securities	**	34,156
GNMA 30 YR	Mortgage Backed Securities	**	1,963
GNMA 30 YR	Mortgage Backed Securities	**	20,718
GNMA 15 YR	Mortgage Backed Securities	**	12,963
GNMA 15 YR	Mortgage Backed Securities	**	156,244
GNMA 15 YR	Mortgage Backed Securities	**	37,213
GSMS 2004-GG2 A2	Mortgage Backed Securities	**	202,898
GNMA 30 YR	Mortgage Backed Securities	**	60,447
GNR 2004-23 B	Mortgage Backed Securities	**	116,888
GNR 2004-44 PC	Mortgage Backed Securities	**	904,070
GNR 2004-97 B	Mortgage Backed Securities	**	298,083
GNR 2004-77 B	Mortgage Backed Securities	**	225,285
GCCFC 2004-GG1 A7	Mortgage Backed Securities	**	468,347
JPMCC 2001-CIBC A3	Mortgage Backed Securities	**	495,854
MSDWC 2002 TOP7 A1	Mortgage Backed Securities	**	193,455
SBHEL 2000-1 A6	Mortgage Backed Securities	**	251,607
WAMU 2004-AR1 A	Mortgage Backed Securities	**	99,161

			36,415,506

FREDDIE MAC	US Government & Agencies	**	1,112,326
FREDDIE MAC	US Government & Agencies	**	1,917,995
FREDDIE MAC	US Government & Agencies	**	686,372
FED NATL MTG ASSOC BENCHMARK BONDS	US Government & Agencies	**	61,899
FANNIE MAE	US Government & Agencies	**	365,001
TVA	US Government & Agencies	**	684,947
U S TREASURY BONDS	US Government & Agencies	**	435,036
U S TREASURY BONDS	US Government & Agencies	**	2,222,291
U S TREASURY BONDS	US Government & Agencies	**	292,701
U S TREASURY BONDS	US Government & Agencies	**	993,840
US TREASURY NOTES	US Government & Agencies	**	605,523
TREASURY NT	US Government & Agencies	**	466,785
US TREASURY	US Government & Agencies	**	1,305,716
US TREASURY	US Government & Agencies	**	1,767,237
TREASURY INFL INDX	US Government & Agencies	**	918,999
U S TREASURY NT/BD	US Government & Agencies	**	3,086,186
U S TREASURY NT/BD	US Government & Agencies	**	3,027,532
US TREASURY NT	US Government & Agencies	**	440,195
US TREASURY NT/BD	US Government & Agencies	**	245,422
US TREASURY NT/BD	US Government & Agencies	**	111,260
US TREASURY NT/BD	US Government & Agencies	**	$3,208,115
US TREASURY NT/BD	US Government & Agencies	**	31,437
US TREASURY NT/BD	US Government & Agencies	**	592,318

			24,579,133

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
ABN AMRO BK SUB NT	Corporate Bond	**	108,036
AIG SUNAMERICA GLOB FINANCING XII 144A	Corporate Bond	**	234,939
AOL TIME WARNER	Corporate Bond	**	244,169
AT&T BROADBAND CORP	Corporate Bond	**	320,979
ABBOTT LABORATORIES	Corporate Bond	**	260,441
ACE INA HOLDINGS INC	Corporate Bond	**	247,107
ALABAMA POWER CO	Corporate Bond	**	235,541
ALCAN INC	Corporate Bond	**	259,715
ALLSTATE FINANCIAL GLOBAL FUNDING 144A	Corporate Bond	**	248,890
AMERICA MOVIL SA DE CV	Corporate Bond	**	55,073
AMGEN INC 144A	Corporate Bond	**	54,986
B B & T CORP	Corporate Bond	**	223,024
BHP FINANCE USA LTD	Corporate Bond	**	255,551
BAKER HUGHES INC	Corporate Bond	**	138,607
BANK ONE CORP	Corporate Bond	**	274,097
BELO CORPORATION	Corporate Bond	**	159,332
BOEING CO DEB	Corporate Bond	**	75,991
BUCKEYE PARTNERS	Corporate Bond	**	51,553
BUCKEYE PARTNERS	Corporate Bond	**	128,310
BUNGE LTD FINANCE CORP	Corporate Bond	**	227,222
CIT GROUP HOLDINGS	Corporate Bond	**	234,417
CIT GROUP INC	Corporate Bond	**	49,889
CVS CORP	Corporate Bond	**	246,923
CANADIAN NATL RAILWAYS	Corporate Bond	**	204,777
CANADIAN NATURAL RESOURCES	Corporate Bond	**	139,290
CAPITAL ONE BANK	Corporate Bond	**	175,443
CATERPILLAR FINANCIAL SERVICES CORP	Corporate Bond	**	85,228
CELULOSA ARAUCO CONSTITU	Corporate Bond	**	197,801
CENTEX CORP	Corporate Bond	**	70,670
CHANCELLOR MEDIA CORP	Corporate Bond	**	51,180
CITIGROUP INC	Corporate Bond	**	407,513
COCA-COLA ENTERPRISES INC	Corporate Bond	**	52,272
CONOCOPHILLIPS	Corporate Bond	**	200,685
COUNTRYWIDE HOME LOAN	Corporate Bond	**	201,642
DAIMLERCHRYSLER NA HLDG	Corporate Bond	**	240,382
JOHN DEERE CAPITAL CORP	Corporate Bond	**	299,653
DEUTSCHE TELEKOM FINANCE GROUP	Corporate Bond	**	290,213
DEVELOPERS DIVERSIFIED REALTY	Corporate Bond	**	69,565
DEVON FINANCING CORP ULC	Corporate Bond	**	255,891
DIAMOND OFFSHORE DRILL 144A	Corporate Bond	**	$56,079
DOW CHEMICAL COMPANY	Corporate Bond	**	78,110
DUKE CAPITAL CORP	Corporate Bond	**	231,922
DUKE CAPITAL CORP	Corporate Bond	**	20,311
EOP OPERATING LP	Corporate Bond	**	216,622
ENCANA HOLDINGS FIN	Corporate Bond	**	91,132

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
EXELON GENERATION CO LLC	Corporate Bond	**	214,856
FEDERATED DEPT STORES	Corporate Bond	**	73,759
WACHOVIA CORPORATION	Corporate Bond	**	323,435
FORD MOTOR CREDIT CO	Corporate Bond	**	486,404
FORD MOTOR CREDIT CO FL RT NT	Corporate Bond	**	50,146
FRANCE TELECOM	Corporate Bond	**	280,654
FRANKLIN RESOURCES INC.	Corporate Bond	**	35,140
FUND AMERICAN COS INC	Corporate Bond	**	46,109
GENERAL ELEC CAP CORP	Corporate Bond	**	100,479
GENERAL ELECTRIC CAPITAL CORP	Corporate Bond	**	376,653
GEN MOTORS ACCEPT CORP	Corporate Bond	**	380,384
GENL MOTORS ACCEPT CORP	Corporate Bond	**	76,681
GENERAL MOTORS	Corporate Bond	**	107,160
GENWORTH FINANCIAL INC	Corporate Bond	**	84,158
GLAXOSMITHKLINE CAP INC	Corporate Bond	**	55,201
GOLDMAN SACHS CAPITAL I	Corporate Bond	**	180,481
GTECH HOLDINGS CORP 144A	Corporate Bond	**	60,143
HBOS PLC 144A	Corporate Bond	**	253,658
HALLIBURTON COMPANY 144A FL NT	Corporate Bond	**	85,429
HARRAHS OPERATING CO INC	Corporate Bond	**	47,767
HARVARD UNIVERSITY	Corporate Bond	**	347,040
HEARST ARGYLE	Corporate Bond	**	91,474
HIGHMARK INC 144A	Corporate Bond	**	72,195
HOUSEHOLD FINANCE CORP	Corporate Bond	**	83,476
HUTCHISON WHAMP INTL LTD 144A	Corporate Bond	**	104,089
INTL LEASE FINANCE	Corporate Bond	**	230,784
KERN RIVER FUNDING CORP 144A	Corporate Bond	**	92,981
KINDER MORGAN INC	Corporate Bond	**	123,173
KRAFT FOODS	Corporate Bond	**	261,487
LEAR CORP 144A	Corporate Bond	**	244,451
LENNAR CORP 144A	Corporate Bond	**	242,350
MBNA AMERICA BANK NA Y	Corporate Bond	**	191,953
MBNA AMERICAN BK	Corporate Bond	**	45,875
MASCO CORP	Corporate Bond	**	220,904
MAY DEPARTMENT STORES CO	Corporate Bond	**	25,547
MCCORMICK & CO	Corporate Bond	**	159,189
MELLON BANK NA	Corporate Bond	**	204,316
METLIFE INC	Corporate Bond	**	256,837
MORGAN STANLEY	Corporate Bond	**	$165,893
NVR INC	Corporate Bond	**	70,068
NATIONAL RURAL UTILITIES	Corporate Bond	**	121,116
NATIONWIDE FINANCIAL SERVICES	Corporate Bond	**	92,924
NATIONWIDE MUTUAL INSURANCE 144A	Corporate Bond	**	50,324
NEWS AMERICA INC 144A	Corporate Bond	**	207,442
NLV FINANCIAL CORP 144A	Corporate Bond	**	49,936
NORTHERN TRUST COMPANY	Corporate Bond	**	71,041
PPL CAPITAL FUNDING	Corporate Bond	**	86,240

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
PSEG POWER LLC	Corporate Bond	**	60,766
PACIFIC GAS & ELECTRIC	Corporate Bond	**	42,333
PG&E CORP VR MTN	Corporate Bond	**	23,182
PANHANDLE EASTERN PIPELINE	Corporate Bond	**	46,433
PEMEX PROJ FDG MASTER TR	Corporate Bond	**	61,230
PEMEX PROJ FDG MASTER TR 144A	Corporate Bond	**	92,176
PINNACLE WEST CAPITAL CORP	Corporate Bond	**	230,861
PIONEER NATURAL RESOURCES CO	Corporate Bond	**	235,719
PLAINS ALL AMERICAN PIPELINE	Corporate Bond	**	166,005
PRINCIPAL LIFE GLOBAL 144A	Corporate Bond	**	220,052
PROCTER & GAMBLE CO	Corporate Bond	**	259,737
PROGRESS ENERGY	Corporate Bond	**	174,885
PRUDENTIAL FINANCIAL INC	Corporate Bond	**	180,259
PUBLIC SERVICE NEW MEX	Corporate Bond	**	219,566
PUGET SOUND ENERGY INC	Corporate Bond	**	85,466
PULTE HOMES INC	Corporate Bond	**	298,771
SLM CORP FL NT	Corporate Bond	**	236,001
SLM CORP FL RT NT CPI	Corporate Bond	**	65,085
SEALED AIR CORP 144A	Corporate Bond	**	98,939
SECURITY BENEFIT LIFE 144A	Corporate Bond	**	49,281
SIMON PROPERTY GROUP LP	Corporate Bond	**	199,554
SPRINT CAPITAL CORP SNR NTS	Corporate Bond	**	225,472
STATOIL 144A	Corporate Bond	**	113,824
TELEFONOS DE MEXICO SA	Corporate Bond	**	50,570
TELUS CORP	Corporate Bond	**	297,524
TRANSOCEAN INC	Corporate Bond	**	167,309
TXU ENERGY CO LLC VR MTN	Corporate Bond	**	23,140
TYCO INTERNATIONAL GROUP SA	Corporate Bond	**	117,251
UST INC	Corporate Bond	**	239,490
US BANK NA	Corporate Bond	**	244,551
UNION PACIFIC CORP	Corporate Bond	**	107,079
US CELLULAR CORP	Corporate Bond	**	58,247
VERIZON GLOBAL FUNDING	Corporate Bond	**	118,388
WPD HOLDINGS UK 144A	Corporate Bond	**	57,009
WAL-MART STORES	Corporate Bond	**	137,553
WASHINGTON MUTUAL INC	Corporate Bond	**	$94,895
WEBSTER FINANCIAL CORP	Corporate Bond	**	92,033
WEINGARTEN REALTY INVESTORS INC	Corporate Bond	**	130,759
WELLS FARGO & CO FLT NT	Corporate Bond	**	250,414
WESTERN RESOURCES INC	Corporate Bond	**	55,113
WEYERHAEUSER CO	Corporate Bond	**	57,269
WEYERHAEUSER CO	Corporate Bond	**	24,075
WYETH	Corporate Bond	**	54,433
XL CAPITAL LTD	Corporate Bond	**	207,226
XTO ENERGY INC	Corporate Bond	**	187,642
YUM! BRANDS INC	Corporate Bond	**	305,747

			21,666,289

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
BONY SHORT TERM INVESTMENT FUND*	STIF	*	3,157,105
	GIC Wrapper		(3,036,047)

			86,736,736
General Investment Contracts:
Allstate Life Insurance Company	IM - 6310 - Insurance Co. Gen. Contract	**	6,620,305
GE Capital Assurance Company	GS - 3845GECA - Insurance Co. Gen. Contract	**	3,013,694
GE Life & Annuity Assurance Company	GS - 3497 - Insurance Co. Gen. Contract	**	5,120,389
John Hancock Life Insurance Company	16367GAC - Insurance Co. Gen. Contract	**	5,142,803
Metropolitan Life Insurance Company	GAC - 29098 - Insurance Co. Gen. Contract	**	4,057,130
Metropolitan Life Insurance Company	GAC - 29147 - Insurance Co. Gen. Contract	**	5,036,939
Metropolitan Life Insurance Company	GAC - 29086 - Insurance Co. Gen. Contract	**	3,048,738
Principle Life Insurance Company	8 - 01687 - 1 - Insurance Co. Gen. Contract	**	15,024,797
Principle Life Insurance Company	8 - 01687 - 2 - Insurance Co. Gen. Contract	**	$7,010,404
Protective Life Insurance Company	GA - 1765 - Insurance Co. Gen. Contract	**	2,618,308
Protective Life Insurance Company	GA - 1786 - Insurance Co. Gen. Contract	**	3,032,857
Prudential Insurance Company	GA - 010101 - Insurance Co. Gen. Contract	**	6,581,920
Travelers Insurance Company	GR - 17838 - Insurance Co. Gen. Contract	**	5,149,418

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Travelers Insurance Company	GR - 18377 - Insurance Co. Gen. Contract	**	3,112,343

Investments stated at contract value			$435,641,704

Total investments			$2,240,966,118

*	Party in interest to the plan
**	Historical cost is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 27, 2005	By:	/s/ Tracey Ballow
Tracey Ballow
Plan Administrator